Exhibit H

PROPOSED FORM OF NOTICE

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Public Utility Holding Company Act of 1935 (the "Act") and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transactions(s) summarized below. The application(s) and/or declarations(s) and any amendments is/are available for public inspection through the Commission's Branch of Public Reference.

Interested persons wishing to comment or request a hearing on the applications(s) and/or declaration(s) should submit their views in writing by ___________, 2003 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es)specified below. Proof of Service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Northeast Utilities (70-    )

Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act") located at 107 Selden Street, Berlin, Connecticut 06037, and Select Energy Services, Inc., formerly HEC Inc. ("SESI"), a non-utility subsidiary of NU, located at 24 Prime Parkway, Natick, MA 01760, (collectively, the "Applicants"), have filed an application/declaration (the "Application") on Form U-1 for the purpose of obtaining authorization for SESI to provide a broader range of energy services to affiliated and non affiliated companies than had been previously authorized for SESI by the Commission.

By orders dated July 27, 1990, (HCAR No. 35-25114-A), September 30, 1993 (HCAR No. 35-25900), August 19, 1994
(HCAR No. 26108), July 19, 1995 (HCAR No. 26335, File No. 70-
8076) and August 28, 1996 (HCAR No. 26564, collectively, the "Prior Orders"), the Commission authorized the formation of SESI and authorized SESI to engage in certain energy-related activities.

SESI now seeks an order (i) continuing the authorizations contained in the Prior Orders and (ii) expanding the authorizations granted in the Prior Orders to include, to the extent not already authorized by the Prior Orders, (A) those energy-related activities permitted pursuant to Rule
58 under the Act <FN1> and (B) those energy-related activities that are authorized or permitted by rule, regulation or order of the Commission under the Act. SESI proposes that the order issued in this file supercede and replace the Prior Orders.


Among the additional activities permitted by order of the Commission for which SESI requests authorization in the Application is the authority to (i) engage in energy marketing in Canada and Mexico, (ii) conduct Energy Management Services directly, or through a wholly-owned subsidiary, anywhere in the world, (iii) conduct energy-related consulting services directly, or through a wholly-owned subsidiary, anywhere in the world, (iv) provide infrastructure services ("Infrastructure Services") directly, or through a wholly-owned subsidiary, both within and outside the United States, and (v) provide operations and maintenance services to non-associate companies and associate companies which are not NU Operating Companies ("Nonutility Affiliates"). SESI requests that the Commission reserve jurisdiction over any such sales of Infrastructure Services in any country other than the United States, pending completion of the record.

SESI states that "Energy Management Services" will include: identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; design of facility and process modifications or enhancements to realize such opportunities; management, or direct construction and installation, of energy conservation or efficiency equipment; training of client personnel in the operation of equipment; maintenance of energy systems; design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); reporting of system results; design of energy conservation programs; implementation of energy conservation programs; provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and other similar or related activities.

According to SESI "Consulting Services" are defined as comprising: technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/ data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services and that "Infrastructure Services" will include design, construction (as defined in rule 80(c)), retrofit and maintenance of utility transmission and distribution systems; substation construction; installation and maintenance of natural gas pipelines and laterals, water and sewer pipelines, and underground and overhead telecommunications networks; and installation and servicing of meter reading devices and related communications networks, including fiber optic cable.

SESI also states that "Operations and Maintenance" services (hereinafter "O&M Services") will be performed to or for the benefit of developers, owners and operators of domestic and foreign power projects and other electric utility systems or facilities, including projects that SESI may develop on its own (through a Non-utility Affiliate) or in collaboration with third parties. According to SESI, O&M Services would include, but not be limited to, development, engineering, design, construction and construction management, pre-operational startup, testing, and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical and training, administrative support, market analysis, consulting, coordination and any other managerial, technical, administrative or consulting services required in connection with the business of owning or operating facilities used for the generation, transmission or distribution of electric energy (including related facilities for the production, conversion, sale or distribution of thermal energy) or coordinating their operations in the power market. SESI may also lease all or a portion of the facilities with respect to which it is providing O&M Services. However, it states that it will not undertake to enter into such leases without further approval of the Commission if, as a result thereof, SESI would become a "public-utility company" as defined in the Act.

SESI states that the authorization sought will enable it to maintain and grow its operations as appropriate and necessary to continue to compete with other energy marketing companies in the energy services industry without having to file additional applications to the Commission for each transaction which fits into the requirements of Rule 58 or is a logical extension and complement to such activities.

SESI also seek authorization, to the extent not otherwise exempt pursuant to rule, regulation or order of the Commission, to provide services to Non-utility Affiliates, from time to time on a basis other than "at cost," if one or more of the following conditions applies:

     (1) such Non-utility Affiliate is a foreign utility company ("FUCO") or is an exempt wholesale generator ("EWG") that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States;

     (2) such Non-utility Affiliate is an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser of the electricity is not an NU Operating Company;

     (3) such Non-utility Affiliate is a "qualifying facility" ("QF") under PURPA, that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company (other than an NU Operating
Company) at the purchaser's "avoided cost" determined in accordance with the regulations under PURPA;

     (4) such Non-utility Company Affiliate is an EWG or a QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an NU Operating Company; or

      (5) Such Non-utility Affiliate is a partially owned Non-utility Affiliate, provided that the ultimate purchaser of such services is not an NU Operating Company, or is a Non-Utility Affiliate (a) that is engaged solely in the business of developing, owning, operating and/or providing services to such partially owned Non-utility Affiliates or to the Non-utility Affiliates described in clauses (1) - (4) above, or
(b) that does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.

For the Commission by the Division of Investment Management, under delegated authority.


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<FN1> Rule 58 permits the performance of "energy-related
activities, including (i) the development and commercialization of electro-technologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations, (ii) the ownership, operation, sale, installation and servicing of refueling, recharging and conversion equipment and facilities relating to electric powered vehicles, (iii) the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof, (iv) the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels, (v) the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products, alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities; (vi) the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction, maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation, (vii) the development, ownership and/or operation of "qualifying facilities", as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements of PURPA;
(viii) the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities; (ix) the development and commercialization of technologies or processes that utilize coal waste by-products as integral component of such technology or process; and (x) the rendering of energy management services and demand-side management services.

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